SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of August, 2011

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

1.           an announcement on notice of board meeting of China Petroleum & Chemical Corporation (the “Registrant”),  made by the Registrant on July 27, 2011; and

2.           a further announcement on payment of final dividend by the Registrant, made by the Registrant on July 29, 2011.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

NOTICE OF BOARD MEETING

This is to announce that a meeting of the board of directors (the "Board") of China Petroleum & Chemical Corporation will be held on Friday, 26 August 2011 to consider and (if thought fit) approve, among other things, its interim results for the six months ended 30 June 2011.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, the PRC
27 July 2011

As of the date of this announcement, directors of the company are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.

# Executive Director
* Non-executive Director
+ Independent Non-executive Director

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

FURTHER ANNOUNCEMENT ON THE PAYMENT OF FINAL DIVIDEND

Reference is made to the announcement of China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated 20 June 2011 in respect of further information on the payment of final dividend. Sinopec Corp. wishes to make a further announcement in relation to the payment of the final dividend for the year ended 31 December 2010 (the “2010 Final Dividend”).

On 28 June 2011, the PRC State Administration of Taxation (the “SAT”) published the Notice on Matters Concerning the Levy and Administration of Individual Income Tax after the Repeal of Guo Shui Fa [1993] No. 045 (《關於國稅發[1993]045號文件廢止後有關個人所得稅徵管問題的通知》 (國稅函[2011]348號) (the “SAT Notice”). In addition, on 4 July 2011 the Stock Exchange of Hong Kong Limited issued the letter entitled “Tax arrangements on dividends paid to Hong Kong residents by Mainland companies” (the “Stock Exchange Letter”). Pursuant to the SAT Notice and the Stock Exchange Letter, the overseas resident individual shareholders of the shares issued by domestic non-foreign invested enterprises in Hong Kong are entitled to the relevant preferential tax treatment pursuant to the provisions in the tax arrangements between the countries where they reside and China and the tax arrangements between China mainland and Hong Kong (Macau).

As announced on 20 June 2011. Sinopec Corp. has temporarily withheld 20% of the 2010 Final Dividend distributed to the individual H shareholders whose names appear on the register of members of H shares of Sinopec Corp. (the “Individual H Shareholders”). Sinopec Corp. will withhold and arrange for the payment of the withholding tax pursuant to the above the SAT Notice and the Stock Exchange Letter and other relevant laws and regulation, including the “Notice of the State Administration of Taxation in relation to the Administrative Measures on Preferential Treatment Entitled by Non-residents under Tax Treaties (Tentative)” (Guo Shui Fa [2009] No.124) (《國家稅務總局關於印發 的通知》 (國稅發[2009]124號))(the “Tax Treaties Notice”). Sinopec Corp. will determine the country of domicile of the Individual H Shareholders based on the registered address as recorded in the register of members of Sinopec Corp. on 17 June 2011 (the “Registered Address”). Details of arrangements are as follows:

•           for Individual H Shareholders who are Hong Kong and Macau residents and those whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 10%, Sinopec Corp. will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders.

•           for Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of less than 10%, Sinopec Corp. will withhold and pay individual income tax at the rate of 10% on behalf of the Individual H Shareholders. If relevant individual H Shareholders would like to apply for a refund of the additional amount of tax withheld and paid, Sinopec Corp. can assist the relevant shareholder to handle the application for the underlying preferential tax benefits pursuant to the tax treaties, provided that the relevant shareholder shall submit to the H share registrar of Sinopec Corp. the information required under the Tax Treaties Notice within the time period as specified below. Upon examination and approval by competent tax authorities, Sinopec Corp. will assist in refunding the additional amount of tax withheld and paid.

•           for Individual H Shareholders whose country of domicile is a country which has entered into a tax treaty with the PRC stipulating a dividend tax rate of 20%, or a country which has not entered into any tax treaties with the PRC, or under any other circumstances, Sinopec Corp. will finally withhold and pay individual income tax at the rate of 20% on behalf of the Individual H Shareholders.

If the domicile of an Individual H Shareholder is not the same as the Registered Address or if the Individual H Shareholder would like to apply for a refund of the additional amount of tax finally withheld and paid, the Individual H Shareholder shall provide relevant supporting documents as required under the Tax Treaties Notice in person to the H share registrar of Sinopec Corp., Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 12 August 2011. Upon examination of the supporting documents by the relevant tax authorities, Sinopec Corp. will follow the guidance given by the tax authorities to implement relevant tax withholding provisions and arrangements. Individual H Shareholders may either personally or appoint a representative to attend to the procedures in accordance with the requirements under the Tax Treaties Notices if they do not provide the relevant supporting documents to Sinopec Corp. within the time period stated above.

After deducting the withholding tax to be paid to the relevant tax authorities, Sinopec Corp. will arrange for the refund of the remaining portion (if any) of 20% of the 2010 Final Dividend temporarily withheld. It is expected that the refund cheque will be dispatched to the Individual H Shareholders on or around 25 August 2011 by ordinary post.

Shareholders are recommended to consult their tax advisers regarding PRC, Hong Kong and other tax implications arising from their holding and disposal of H Shares of Sinopec Corp.

By Order of the Board Chen Ge Secretary to the Board of Directors

Beijing, the PRC, 29 July 2011

As of the date of this announcement, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Ma Weihua+, Wu Xiaogen+, Li Deshui+, Xie Zhongyu+ and Chen Xiaojin+.
 # Executive Director
 * Non-executive Director
 + Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge
Name:	Chen Ge
Title:	Secretary to the Board of Directors

Date: August 1, 2011